Morgan

The Morgan Crucible Company plc

14th September 2006

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finar
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Statement re Possible Offer
Released	14:26 13-Sep-06
Number	9039I

The Morgan Crucible Company plc – Statement re Possible Offer

The Board of The Morgan Crucible Company plc ("Morgan Crucible" or the "Company") notes the announcement by SGL Carbon AG made earlier today that it does not intend to make an offer for Morgan Crucible.

Morgan Crucible announced on 7 August 2006 that it had received a preliminary approach. Discussions in relation to this approach are continuing, which may or may not lead to a cash offer being made for the Company.

A further announcement will be made in due course.

END

JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Morgan Crucible and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than Morgan Crucible for providing the protections afforded to clients of JPMorgan Cazenove or for giving advice in relation to such matters.

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Regulatory Announcement

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:16 13-Sep-06
Number	88591

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Morgan Crucible plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**12 September 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1,989,145	**GBP 3.00**	**GBP 2.77**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
1,993,964	**GBP 3.00**	**GBP 2.85**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**13 September 2006**
Contact name	**Fraser Wyeth**
Telephone number	**020 7508 3554**
Name of offeree/offeror with which connected	**Morgan Crucible**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Morgan Crucible Co
Released	10:41 13-Sep-06
Number	8820I

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Morgan Crucible Co Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	12/09/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,840,765	11.193%		
(2) Derivatives (other than options)			267,345	0.091%
(3) Options and agreements to purchase/sell				
Total	32,840,765	11.193%	267,345	0.091%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	186,092	299.20p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Written call options	Short	267,345	2.785p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 13/09/06

Contact name	Andrea Rowe
Telephone number	020 7658 2521
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	267,345 Ordinary shares	320.28p	European	6/11/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Morgan Crucible Co
Released	10:11 13-Sep-06
Number	8792I

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:8792I
Credit Suisse Asset Management Ltd
13 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	CREDIT SUISSE ASSET MANAGEMENT LIMITED, LONDON
Company dealt in	MORGAN CRUCIBLE COMPANY PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	COMM Stk Bp PAR 25
Date of dealing	12 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	13,410,275	(4.57)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13,410,275	(4.57)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	244,034	2.822234 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 SEPTEMBER 2006
Contact name	ROSS KEOGH
Telephone number	020 7883 9746
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Lazard Asset Management
TIDM	
Headline	Rule 8.3- Morgan Crucible Co
Released	10:44 13-Sep-06
Number	8805I

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

RNS Number:8805I
Lazard Asset Management
13 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	LAZARD ASSET MANAGEMENT LIMITED
Company dealt in	MORGAN CRUCIBLE PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD
Date of dealing	12TH SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,374,265	2.854%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,374,265	2.854%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	64,790	£2.9600
SALE	142,047	£2.8200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13TH SEPTEMBER 2006
Contact name	DAVID MCKIE

Telephone number 020-7448-2421

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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